UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

OWC Pharmaceutical Research Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

26784V108

(CUSIP Number)

Discover Growth Fund, LLC

5330 Yacht Haven Grande, Suite 206

St. Thomas, VI 00802

Attn: John Kirkland

(340) 774-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  26784V108

1.           Names of Reporting Person:     DISCOVER GROWTH FUND, LLC

I.R.S. Identification Nos. of above persons (entities only):  66-0854607

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.           SEC Use Only:

4.           Source of Funds (See Instruction):     WC

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e):     ☐

6.           Citizenship or Place of Organization:    U.S. Virgin Islands

Number of Shares Beneficially by Owned by Each Reporting Person With:

7	Sole Voting Power:	821,367,190,479

8	Shared Voting Power:	0

9	Sole Dispositive Power:	821,367,190,479

10	Shared Dispositive Power:	0

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:  821,367,190,479

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):  ☐

13.         Percent of Class Represented by Amount in Row (11):     99.9%

14.         Type of Reporting Person (See Instructions):  OO

ITEM 1.          SECURITY AND ISSUER

Common Stock

OWC Pharmaceutical Research Corp., 2 Ben Gurion Street, Ramat Gan, Israel 4514760

ITEM 2.         IDENTITY AND BACKGROUND

(a)	Name of Persons filing this Statement: Discover Growth Fund, LLC

DISCOVER GROWTH FUND, LLC

(b)	Residence or Business Address:

5330 Yacht Haven Grande, Suite 206, St. Thomas, VI 00802

(c)	Present Principal Occupation and Employment:

Institutional investor

(d)	Criminal Convictions:

None of the Reporting Persons have been charged or convicted in a criminal proceeding during the last five years.

(e)	Civil Proceedings:

None of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where such person, as result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f)	State of Incorporation/Organization/Citizenship:

U.S. Virgin Islands

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Working capital, $5,000,000.00.

ITEM 4.         PURPOSE OF TRANSACTION

On April 30, 2018, the Reporting Person purchased 500 shares of Series A Preferred Stock. The Reporting Person acquired the Securities to which this Schedule 13D relates for investment purposes in the ordinary course of business.

On December 10, 2020, One World Cannabis Ltd. (“OWC-Israel”), an Israeli subsidiary of the Issuer, filed a petition under the Insolvency and Rehabilitation Law, 2018 in the Israeli Haifa District Court. On December 13, 2020, Pursuant to Section 5(g) of the Certificate of Designations, Preferences and Rights of the Series A Convertible Preferred Stock of OWC Pharmaceutical Research Corp., the Reporting Person waived the 4.99% limitation on beneficial ownership provided for therein. The notice was effective on February 16, 2021, sixty-one calendar days after the date of such notice.

The Reporting Person currently holds no shares of the Issuer’s Common Stock. The Reporting person currently holds 366 shares of Series A Preferred Stock, which would be convertible into 821,367,190,479 shares of Common Stock, representing 99.9% of the voting control of the Issuer.

Due to the bankruptcy filing of OWC-Israel, the Issuer’s failure to file its public reports, and other actions by the Issuer as reported in its recent Current Reports on Form 8-K, the Reporting Person believes that the board of directors of the Issuer has failed to maximize stockholder value. The Reporting Person intends to vote to remove and replace the board of directors of the Issuer with competent professional directors. Thereafter, the Reporting Person intends to resume its status as a passive investor.

The Reporting Person may consider, explore and/or develop plans and/or make proposals (whether preliminary or firm) with respect to, among other things, potential changes in, the Issuer's operations, management, organizational documents, the composition of the board of directors of the Issuer, ownership, capital or corporate structure, dividend policy, and strategy and plans of the Issuer, as well as a potential strategic review or sale process involving the Issuer or certain of the Issuer's businesses or assets, including transactions in which the Reporting Persons may seek to participate and potentially engage in. The Reporting Person may communicate with the Issuer's management and board about a broad range of operational and strategic matters (including the matters set forth above) and to communicate with other shareholders or third parties, including potential acquirers, service providers and financing sources regarding the foregoing. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements which may include customary standstill provisions. They may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

The Reporting Person intends to review its investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other available investment opportunities, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Common Stock and/or other equity, debt, derivative securities or other instruments that are convertible into Common Stock, or are based upon or relate to the value of the Common Stock or the Issuer (collectively, the "Securities") on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the Common Stock or other Securities without affecting their beneficial ownership of the shares of Common Stock or other Securities. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

(a)       See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of and percentages of the shares of Common Stock beneficially owned by the Reporting Person. The percentages set forth in this Schedule 13D are based upon 497,498,338 shares of Common Stock outstanding as of August 13, 2020, as reported in the Issuer's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on August 14, 2020.

(b)       See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)       No transactions in the shares of Common Stock of the Issuer have been effected by the Reporting Person during the past sixty (60) days.

(d)       No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer.

(e)       Not applicable.

ITEM 6.         CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On April 30, 2018, the Reporting Person entered into a Securities Purchase Agreement (the “Agreement”) with the Issuer. Under the terms and conditions of the Agreement, the Issuer sold and the Purchaser bought, (i) 500 shares of the Issuer’s new series of preferred stock designated as Series A Preferred Stock (the “Preferred Shares”), which were originally convertible into 37,500,000 shares of the Issuer’s common stock, par value $0.00001 per share (“Common Stock”), pursuant to the Certificate of Designations, Preferences and Rights of the Series A Convertible Preferred Stock of OWC Pharmaceutical Research Corp. (“Certificate of Designations”), and (ii) Warrants (the “Warrants”) representing the right to acquire 12,500,000 shares of Common Stock (each of which were subject to adjustment in accordance with the terms and conditions set forth in the Certificate of Designations and the Warrants) for an aggregate purchase price of $5,000,000.00.

The Certificate of Designations provides that the Issuer shall not affect the conversion of any of the Preferred Shares to the extent that after giving effect to such conversion, the Reporting Person and all other attribution parties would beneficially own in excess of 4.99% of the shares of Common Stock outstanding immediately after giving effect to such conversion, which provision may be waived by written notice to the Issuer, which notice shall be effective sixty-one (61) calendar days after the date of such notice.

Holders of Preferred Stock and Common Stock vote on all matters requiring a vote of the shareholders of the Issuer as a single class, on an as converted basis, subject to the maximum percentage limitation if applicable.

The Certificate of Designations provides that the Triggering Event Conversion Price means an amount equal to 75% of the average of the three lowest closing prices of the Common Stock during the relevant measurement period, minus $0.01 per share, which conversion price is currently equal to the Common Stock’s $0.00001 par value per share.

The terms of each the Preferred Stock and Warrants provide for anti-dilution protection for issuances of shares of Common Stock at a price per share less than a price equal to the conversion price or exercise price, as applicable and, that in the event of a “fundamental transaction” (as described in the Warrants), the Reporting Person will have the right to receive the value of the Warrant as determined in accordance with the Black Scholes option pricing model.

In connection with the Agreement, the Issuer and Reporting Person entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to, among other things, use its commercially reasonable best efforts to prepare and file with the United States Securities and Exchange Commission a registration statement covering the shares of Common Stock underlying the Preferred Stock and the Warrants.

The foregoing descriptions of the Agreement, the Warrants and the Registration Rights Agreement are only summaries, do not purport to be complete and are qualified in their entirety by reference to the Agreement, Registration Rights Agreement and Warrants. The Form of Certificate of Designation, Warrant, Registration Rights Agreement and form of the Agreement are attached hereto as Exhibits 3.1, 4.1, 4.2 and 10.1 and are incorporated by reference herein.

On June 29, 2020, the Reporting Person made a secured non-convertible loan of $100,000.00 to OWC-Israel, which was guaranteed by the Issuer and secured by all assets of the Issuer. On August 20, 2020, the Reporting Person loaned an additional $100,000.00 on the same terms. Both loans are in default.

Except as described above in this Item 6, there are no contracts, arrangements, understandings or relationship among the Reporting Persons or between the Reporting Persons and any other person with respect to the Securities of the Issuer.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS

Certificate of Designations, Preferences and Rights of the Series A Convertible Preferred Stock of OWC Pharmaceutical Research Corp. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 3, 2018).

Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 3, 2018).

Registration Rights Agreement (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on May 3, 2018).

Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 3, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2021	DISCOVER GROWTH FUND, LLC

/s/ John Kirkland
Name: John Kirkland, President of G.P. of Member